

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2014

Via E-mail
Daniel G. Teper
Chief Executive Officer
Immune Pharmaceuticals Inc.
708 Third Avenue, Suite 210
New York, NY 10017

> **Re:** **Immune Pharmaceuticals Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 11, 2014**
> **File No. 000-51290**

Dear Dr. Teper:

We have limited our review of your filing to the issues addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Proposal 2: Approval of an Amendment to our Certificate of Incorporation to Effect a Reverse Stock Split of our Common Stock, page 26

1. We note that you have proposed a reverse stock split and an amendment to your Certificate of Incorporation to implement the reverse stock split. Please expand your disclosure to clarify that the reverse split would increase the number of shares of the company's common stock available for future issuances by the board. Please also disclose whether you have any plans, arrangements, understandings, etc. with respect to the issuance of any of the shares that would be newly available for issuance as a result of the reverse split. If such plans exist, please disclose all material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director